Exhibit 99.4

SUPPLEMENTARY OIL AND GAS INFORMATION—(UNAUDITED)

The following disclosures in this section provide oil and gas information in accordance with the U.S. standard, “Extractive Industries — Oil and Gas”. In the first quarter of 2011, Penn West completed its change to International Financial Reporting Standards (“IFRS”). Penn West’s previously reported consolidated financial statements were adjusted to be in compliance with IFRS on January 1, 2010 (the “date of transition”). Previously reported results and balances subsequent to the date of transition have been revised to comply with IFRS.

NET PROVED OIL AND NATURAL GAS RESERVES

Penn West engaged independent qualified reserve evaluators, GLJ Petroleum Consultants Ltd. (“GLJ”) and Sproule Associates Ltd. (“Sproule”), to evaluate Penn West’s proved developed and proved undeveloped oil and natural gas reserves or to audit Penn West’s evaluation thereof. As at December 31, 2011, substantially all of Penn West’s oil and natural gas reserves are located in Canada with less than one percent of our proved reserves located in the United States. The changes in our net proved reserve quantities are outlined below.

Net reserves include Penn West’s remaining working interest and royalty reserves, less all Crown, freehold, and overriding royalties and other interests that are not owned by Penn West.

Proved reserves are those estimated quantities of crude oil, natural gas and natural gas liquids that can be estimated with a high degree of certainty to be economically recoverable under existing economic and operating conditions.

Proved developed reserves are those proved reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure to put the reserves on production. Proved developed reserves may be subdivided into producing and non-producing.

Proved undeveloped reserves are those reserves that are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

Penn West cautions users of this information as the process of estimating crude oil and natural gas reserves is subject to a level of uncertainty. The reserves are based on economic and operating conditions; therefore, changes can be made to future assessments as a result of a number of factors, which can include new technology, changing economic conditions and development activity.

YEAR ENDED DECEMBER 31, 2011

CONSTANT PRICES AND COSTS

Net Proved Developed and	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
Proved Undeveloped Reserves (1)	(mmbbl)	(mmbbl)	(bcf)	(mmbbl)	(mmboe)
December 31, 2010	232	47	685	17	410
Extensions & Discoveries	15	—	31	2	22
Improved Recovery	29	1	41	3	40
Technical Revisions	3	4	(13)	1	6
Acquisitions	4	—	10	—	6
Dispositions	(5)	—	(14)	—	(8)
Production	(22)	(6)	(111)	(3)	(49)

Change for the year	24	(1)	(56)	3	17

December 31, 2011	254	47	630	20	427

Developed	186	45	560	17	341
Undeveloped	68	2	70	3	86

Total (2)	254	47	630	20	427

YEAR ENDED DECEMBER 31, 2010

CONSTANT PRICES AND COSTS

Net Proved Developed and	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	Barrels of Oil Equivalent
Proved Undeveloped Reserves (1)	(mmbbl)	(mmbbl)	(bcf)	(mmbbl)	(mmboe)
December 31, 2009	228	49	693	16	408
Extensions & Discoveries	13	—	38	1	20
Improved Recovery	8	1	10	—	12
Technical Revisions	11	3	82	3	30
Acquisitions	7	3	19	1	14
Dispositions	(15)	(2)	(35)	—	(24)
Production	(21)	(6)	(122)	(3)	(51)

Change for the year	4	(2)	(8)	1	2

December 31, 2010	232	47	685	17	410

Developed	186	47	617	15	351
Undeveloped	46	1	69	2	59

Total (2)	232	47	685	17	410

(1)	Columns may not add due to rounding.
(2)	Penn West does not file any estimates of total net proved crude oil or natural gas reserves with any U.S. federal authority or agency other than the SEC.

CAPITALIZED COSTS

	$00,000	$00,000
As at December 31, ($CAD millions)	2011	2010
Proved oil and gas properties	$20,235	$18,554
Unproved oil and gas properties	418	128

Total capitalized costs	20,653	18,682
Accumulated depletion and depreciation	(8,342)	(7,336)

Net capitalized costs	$12,311	$11,346

COSTS INCURRED

	$00,000	$00,000
For the years ended December 31, ($CAD millions)	2011	2010
Property acquisition (disposition) costs (1)
Proved oil and gas properties	$(266)	$(1,306)
Unproved oil and gas properties	181	102
Exploration costs (2)	330	68
Development costs (3)	1,417	1,023
Joint venture, carried capital	(107)	(17)

Capital expenditures	1,555	(130)
Corporate acquisitions	286	139

Total expenditures	$1,841	$9

(1)	Acquisitions are net of disposition of properties.
(2)	Cost of geological and geophysical capital expenditures and costs on exploratory plays.
(3)	Includes equipping and facilities capital expenditures.

RESULTS OF OPERATIONS OF PRODUCING ACTIVITIES

For the years ended December 31, ($CAD millions)	2011	2010
Oil and gas sales, net of royalties and commodity contracts	$2,951	$2,512
Lease operating costs and capital taxes	(1,036)	(944)
Transportation costs	(29)	(33)
Depletion, depreciation and accretion	(1,203)	(1,213)
Income taxes (1)	—	—

Results of operations	$683	$322

(1)	Penn West is currently not cash taxable.

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN

The standardized measure of discounted future net cash flows is based on estimates made or audited by GLJ and Sproule of net proved reserves. Future cash inflows are computed based on constant prices and cost assumptions applied against annual future production from proved crude oil and natural gas reserves. Future development and production costs are based on constant price assumptions and assume the continuation of existing economic conditions. Constant prices are the average of the first day prices of each month for the prior calendar 12-month period. Future income taxes are calculated by applying statutory income tax rates. Penn West is currently not cash taxable. The standardized measure of discounted future net cash flows is computed using a 10 percent discount factor.

Penn West cautions users of this information that the discounted future net cash flows relating to proved oil and gas reserves are neither an indication of the fair market value of our oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent is arbitrary and may not appropriately reflect future interest rates.

	$000,000	$000,000
($CAD millions)	2011	2010
Future cash inflows	$30,815	$24,117
Future production costs	(12,287)	(11,765)
Future development costs	(2,350)	(1,306)

Undiscounted pre-tax cash flows	16,178	11,046
Future income taxes (1)	(2,463)	(583)

Future net cash flows	13,715	10,463
Less 10% annual discount factor	(5,080)	(4,382)

Standardized measure of discounted future net cash flows	$8,635	$6,081

(1)	Penn West is currently not cash taxable.

	$00,000	$00,000
($CAD millions)	2011	2010
Estimated future net revenue at beginning of year	$6,081	$4,397
Oil and gas sales during period net of production costs and royalties (1)	(1,878)	(1,512)
Changes due to prices and royalties related to forecast production (2)	2,068	643
Development costs during the period (3)	1,821	1,187
Changes in forecast development costs (4)	(1,774)	(1,108)
Changes resulting from extensions and improved recovery (5)	1,256	485
Changes resulting from acquisitions of reserves (5)	115	208
Changes resulting from dispositions of reserves (5)	(164)	(233)
Discount factor (6)	608	440
Net change in income tax (7)	(917)	(115)
Changes resulting from technical reserves revision	118	459
All other changes (8)	1,300	1,231

Estimated future net revenue at end of year	$8,635	$6,081

(1)	Company actual before income taxes, excluding general and administrative expenses.
(2)	The impact of changes in prices and other economic factors on future net revenue.
(3)	Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4)	The change in forecast development costs.
(5)	End of period net present value of the related reserves.
(6)	Estimated as 10 percent of the beginning of period net present value.
(7)	The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period. At December 31, 2010, Penn West operated as an income trust and converted to a corporation on January 1, 2011.
(8)	Includes changes due to revised production profiles, development timing, operating costs, royalty rates and actual prices received versus forecast, etc.